March 16, 2010

VIA EDGAR AND TELEFAX
(703) 813-6982

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:           Goldspring, Inc.
Preliminary Proxy Statement on Schedule 14A 2008
Filed February 25, 2010

File No. 000-32429

Dear Ms. Parker:

Pursuant to your request, find below our response to the SEC Comment Letter dated March 12, 2010. Once again, we thank you for your assistance in review of our filings.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

Preliminary Proxy Statement Filed February 25, 2010

1.
We note that you have included a “Written Consent” and a “Consent Card” at the beginning of the filing, before the Notice.  Both the “Written Consent” and the “Consent Card” are followed by blanks to be filled in by shareholders.  This method of presenting both may cause confusion to the shareholders as to what needs to be completed by them and returned, and may result in their filling out duplicative information.  Please revise to remove the “Written Consent” and the “Consent Card” from the beginning of the document and provide one consent card at the end.

To eliminate any potential confusion and to ensure shareholders do not fill out duplicative information, we have removed the “Written Consent” and “Consent Card” from the beginning of the document and instead replaced with one Consent Card at the end of the filing.

2.
We note the first sentence of the “Written Consent of the Shareholders of GoldSpring, Inc. in Lieu of a Special Meeting of Shareholders.”  Please ensure that you are not requesting the shareholders to represent that they are “holding a majority of the outstanding shares of Common Stock,” since the minority shareholders should not be required to make this representation.

______________________________________________________________________________________________
GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

The Written Consent is being deleted per paragraph 1 above so this change is not applicable.

3.
We note that you have captioned your filing as a “Notice of Shareholder Action to be Taken by Written Consent in March 2010 or Thereafter” and “Proxy Statement for Written Consent in Lieu of Special Meeting of Shareholders.” The “notice” caption makes it seem that the action will be taken without the need for any further action by the shareholders.  The “proxy statement” caption suggests that you are simultaneously proxies and consents.  Please revise for clarity.  For example, you may wish to describe this document as a “Consent Solicitation Statement.”

To improve the clarity of our proxy statement, we have amended our notice caption to state “Consent Solicitation Statement.”

In connection with our response to the Commission’s Comment Letter, the Company makes the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for your time and assistance during this process.  Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.